UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019

Commission File Number: 001-14626

Brazilian Distribution Company

(Translation of registrant’s name into English)

Av. Brigadeiro Luiz Antonio 3142

São Paulo, SP, 01402-901

Brazil

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No ☒

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Authorized Capital Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/MF) 47.508.411/0001-56

NOTICE TO THE MARKET

Companhia Brasileira de Distribuição (the “Company”) (B3: PCAR4; NYSE: CBD) announces to its shareholders and the general market that it filed its Annual Report on Form 20-F for the year ended on December 31, 2018 (the “Form 20-F”) with the U.S. Securities and Exchange Commission (the “SEC”).

Form 20-F will be available on the Company’s Investor Relations website (www.gpari.com.br) and the SEC’s website (www.sec.gov) on April 30, 2019. Additionally, the Company’s shareholders may request, free of charge, a hard copy of the Form 20-F by contacting us by e-mail at gpa.ri@gpabr.com.

São Paulo, April 29, 2019

Daniela Sabbag

Investor Relations Officer

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   April 29, 2019

                                                                                                                COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

By:  /s/ Peter Paul Lourenço Estermann
Name:  Peter Paul Lourenço Estermann
Title: Chief Executive Officer

By:  /s/ Daniela Sabbag
Name:  Daniela Sabbag
Title: Investor Relations Officer